

April 8, 2025

**VIA ELECTRONIC DELIVERY**

Ms. Jeannette Jackson
U.S. Securities and Exchange Commission
100 F Street, NE
Mail Stop 7010
Washington, DC 20549-7010

Re:     MX2 LLC – Form 1 Amendment

Dear Ms. Jackson:

On behalf of MX2 LLC ("MX2"), and in connection with the MX2 Form 1 that is on file with the Securities and Exchange Commission ("Commission"), enclosed please find the Execution Page to Form 1 as well as the following exhibit:

- Exhibit C (updated to note changes to the Officers of MEMX Holdings LLC, changes to the Officers of MEMX Execution Services LLC, changes to the Officers of MEMX Digital Assets LLC, changes to the Officers of MEMX Labs LLC, and changes to the Officers of MEMX LLC)
- Exhibit J (updated to note changes to the anticipated Officers of MX2 LLC)

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibit C to MX2's Form 1 currently on file with the Commission. Please do not hesitate to contact me at 551-370-1003 if you have any questions or require anything further.

Regards,

Anders Franzon
General Counsel

Enclosures

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION          ☒ AMENDMENT

1. State the name of the applicant: **MX2 LLC**

2. Provide the applicant's primary street address (Do not use a P.O. Box):

   **525 Washington Blvd., Suite 300, Jersey City, NJ 07310**

   25000102

3. Provide the applicant's mailing address (if different):

   **382 NE 191st Street, Suite 92178**

   **Miami, FL 33179**

4. Provide the applicant's business telephone and facsimile number:

   **833-415-6300**

   (Telephone)                    (Facsimile)

5. Provide the name, title, and telephone number of a contact employee:

   **Jonathan Kellner**     **Chief Executive Officer**     **551-370-1001**

   (Name)                    (Title)                    (Telephone Number)

6. Provide the name and address of counsel for the applicant:

   **Anders Franzon**

   **MX2 LLC, 382 NE 191st Street, Suite 92178**

   **Miami, FL 33179**

7. Provide the date applicant's fiscal year ends: **December 31**

8. Indicate legal status of applicant:   ☐ Corporation     ☐ Sole Proprietorship     ☐ Partnership
   ☒ Limited Liability Company   ☐ Other (specify): _____

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): **10/03/18**    (b) State/Country of formation: **Delaware/United States**

   (c) Statute under which applicant was organized: **Delaware Limited Liability Company Act**

**EXECUTION:** The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: **4/08/25**          MX2 LLC

(MM/DD/YY)                    (Name of applicant)
                              Anders Franzon, General Counsel

By: _____

(Signature)

Subscribed and sworn before me this **8th** day of **April** , **2025** by **Lauren Strathman, CCO**

                              (Month)        (Year)        (Notary Public)

My Commission expires **12/01/2027** County of **Johnson** State of **Kansas**

*This page must always be completed in full with original, manual signature and notarization.*
*Affix notary stamp or seal where applicable.*

LAUREN MALLORY STRATHMAN
NOTARY
My Appt. Expires
12/01/2027
STATE OF KANSAS
PUBLIC

MX2 LLC
Date of Filing/Accurate as of:  April 8, 2025

**EXHIBIT C**

**For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:**

**1. Name and address of organization.**

**2. Form of organization (e.g., association, corporation, partnership, etc.).**

**3. Name of state and statute citation under which organized. Date of incorporation in present form.**

**4. Brief description of nature and extent of affiliation.**

**5. Brief description of business or functions.  Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.**

**6. A copy of the constitution.**

**7. A copy of the articles of incorporation or association including all amendments.**

**8. A copy of existing by-laws or corresponding rules or instruments.**

**9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.**

**10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.**

**MEMX Holdings LLC**

1. *Name:*  MEMX Holdings LLC
   *Address:*  382 NE 191ˢᵗ St., Suite 92178, Miami, Florida 33179

2. *Form of organization:*  Limited Liability Company

3. *Name of state, statute citation under which organized, and date of incorporation in present form:* Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on September 6, 2018, and amended and restated on January 22, 2019.

MX2 LLC
Date of Filing/Accurate as of: April 8, 2025

4. *Brief description of nature and extent of affiliation*: MX2 LLC is a wholly-owned subsidiary of MEMX Holdings LLC.

5. *Brief description of business or functions:* MEMX Holdings LLC is a holding company which directly holds 100% of the equity of MX2 LLC, 99.5% of the equity of MEMX LLC, 99.5% of the equity of MEMX Execution Services LLC, 100% of the equity of MEMX SubCo LLC (which owns 0.5% of the equity of MEMX LLC and 0.5% of the equity of MEMX Execution Services LLC), 100% of the equity of MEMX Technologies LLC, 100% of the equity of MEMX Digital Assets LLC, and 100% of the equity of MEMX Labs LLC. MEMX Holdings LLC is the entity through which the ultimate owners of the applicant indirectly hold their ownership interest in the applicant and its affiliates.

6. *A copy of the constitution*: Not applicable

7. *A copy of the articles of incorporation or association including all amendments:* The Exchange maintains the current Certificate of Formation of MEMX Holdings LLC, including all amendments, at https://info.memxtrading.com/governance/. These documents are accurate as of the date of this filing.

8. *A copy of existing by-laws or corresponding rules or instruments:* . The Exchange maintains the current Limited Liability Company Agreement of MEMX Holdings LLC at https://info.memxtrading.com/governance/. This document is accurate as of the date of this filing.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

The following persons are the directors of MEMX Holdings LLC:

Directors and Alternate Directors

**CEO Director**: Jonathan Kellner

Nominating Member Directors:

| Nominating Member | Director Name | Alternate Director Name |
|---|---|---|
| Banc of America Strategic Investments Corporation | Pankil Patel | Mitsu Narang |
| BLK SMI, LLC | Hubert De Jesus | Juinn Ho |
| Citadel Securities Principal Investments LLC | Matt Culek | Donnie Phillips |
| Citicorp North America, Inc. | Michael Masone | Siris Singh |

MX2 LLC
Date of Filing/Accurate as of:  April 8, 2025

| | | |
|---|---|---|
| The Charles Schwab Corporation | Jeffrey Starr | Jason Clague |
| FMR LLC | Derrick Chan | Chris Gwozdz |
| Goldman Sachs PSI Global Holdings, LLC | Raj Mahajan | Jason Epstein |
| Jane Street Group, LLC | Brian Nigito | Andrew Upward |
| JPMC Strategic Investments I Corporation | Lily McInerney | Matthew Cramer |
| Optiver PSI B1 LLC | Rutger Brinkhuis | Liam Smith |
| Strategic Investments I, Inc. | Zheng Wang | Christopher Larkin |
| UBS Americas Inc. | Todd Lopez | Hyder Jaffrey |
| Virtu Investments, LLC | Douglas Cifu | Andrew Smith |
| Wells Fargo Central Pacific Holdings, Inc. | Inessa Even | Niall O'Brien |

Observers of MEMX Holdings LLC

None

Officers of MEMX Holdings LLC

The following persons are the officers of MEMX Holdings LLC:

| Title | Name | Commencement Date |
|---|---|---|
| Chief Executive Officer | Jonathan Kellner | 2/27/2019 |
| Chief Financial Officer | TBD* | TBD* |
| Chief Information Officer | Dominick Paniscotti | 4/4/2024 |
| Chief Operating Officer | Quito Zuba | 4/4/2024 |
| Chief Technology Officer | Dominick Paniscotti | 6/3/2019 |
| General Counsel and Secretary | Anders Franzon | 7/1/2019 |
| Chief People Officer | Kerry Katz | 11/14/2022 |

MX2 LLC
Date of Filing/Accurate as of: April 8, 2025

*The Exchange is currently evaluating candidates for the position of Chief Financial Officer of MEMX Holdings LLC.*

The following persons have served as officers of MEMX Holdings LLC during the previous year but no longer serve as officers of MEMX Holdings LLC:

| Title | Name | Commencement Date | Termination Date |
|---|---|---|---|
| Chief Financial Officer | Louise Curbishley | 11/25/2019 | 3/31/2025 |

Committees of MEMX Holdings LLC

(1) Finance and Audit Committee of MEMX Holdings LLC

The following Directors are members of the Finance and Audit Committee of MEMX Holdings LLC:

Zheng Wang, Chair
Mitsu Narang
Matthew Cramer

(2) Technology and Operations Committee of MEMX Holdings LLC

The following Directors are members of the Technology and Operations Committee of MEMX Holdings LLC:

Andrew Smith, Chair
Brian Nigito
Liam Smith

(3) Compensation Committee of MEMX Holdings LLC

The following Directors are members of the Compensation Committee of MEMX Holdings LLC:

Doug Cifu, Chair
Matt Culek
Brian Nigito
Zheng Wang

(4) Governance, Legal and Regulatory Committee of MEMX Holdings LLC

The following Directors are members of the Governance, Legal and Regulatory Committee of MEMX Holdings LLC:

MX2 LLC
Date of Filing/Accurate as of:  April 8, 2025

Inessa Even
Liam Smith
Andrew Upward

(5) Equities Market Structure Committee of MEMX Holdings LLC

The following persons are members of the Equities Market Structure Committee of MEMX
Holdings LLC:

Hubert De Jesus, Chair
Gregg Berman
Lily McInerney
Derrick Chan
Jessica D'Alton
Jason Epstein
Alex Gorodetsky
Chris Gwozdz
Peter Haas
Christopher Larkin
Todd Lopez
Raj Mahajan
Michael Masone
Joe Mecane
Brian Nigito
Niall O'Brien
Pankil Patel
Sapna Patel
Siris Singh
Andrew Smith
Jeffrey Starr
Igor Tsirlin
Andrew Upward

(6) Options Market Structure Committee of MEMX Holdings LLC

The following persons are members of the Options Market Structure Committee of MEMX
Holdings LLC:

Liam Smith, Chair
Steve Crutchfield
Shawn Cruz
Brendan Culligan
Andrew Curto
Chris Gwozdz
Paul Jiganti
Troy Kane

MX2 LLC
Date of Filing/Accurate as of: April 8, 2025

Ovi Montemayor
Nate Pomeroy
Sanjiv Prasad
Andrew Smith

(7) Strategy Committee of MEMX Holdings LLC

The following persons are members of the Strategy Committee of MEMX Holdings LLC:

Matt Culek
Christopher Larkin
Brian Nigito
Donnie Phillips
Andrew Smith
Andrew Upward
Zheng Wang

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association:* Not applicable


## MEMX SubCo LLC

1. *Name*: MEMX SubCo LLC
   *Address*: 382 NE 191st St., Suite 92178, Miami, Florida 33179

2. *Form of organization*: Limited Liability Company

3. *Name of state and statute citation under which organized, and date of incorporation in present form*: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on May 7, 2019

4. *Brief description of nature and extent of affiliation*: MEMX SubCo LLC is a wholly-owned subsidiary of MEMX Holdings LLC.

5. *Brief description of business or functions*: MEMX SubCo LLC holds 0.5% interests in MEMX LLC and MEMX Execution Services LLC. MEMX SubCo LLC is a wholly-owned subsidiary of MEMX Holdings LLC, which directly holds 99.50% of the equity of MEMX LLC. MEMX SubCo LLC is an intermediate holding company that does not have any operations or provide any services.

6. *A copy of the constitution*: Not applicable

7. *A copy of the articles of incorporation or association including all amendments*: Attached as Exhibit C-4 is the Certificate of Formation of MEMX SubCo LLC dated May 7, 2019.

8. *A copy of existing by-laws or corresponding rules or instruments*: Attached as <u>Exhibit C-5</u> is the First Amended and Restated Limited Liability Company Agreement of MEMX SubCo LLC dated September 5, 2019, as supplemented by certain October 2019 amendments.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:* None. MEMX SubCo LLC's sole member and managing member is MEMX Holdings LLC.

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable


## MEMX Technologies LLC

1. *Name*: MEMX Technologies LLC
   *Address*: 382 NE 191$^{st}$ St., Suite 92178, Miami, Florida 33179

2. *Form of organization*: Limited Liability Company

3. *Name of state and statute citation under which organized, and date of incorporation in present form*: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on October 3, 2018

4. *Brief description of nature and extent of affiliation:* MEMX Technologies LLC is a wholly-owned subsidiary of MEMX Holdings LLC.

5. *Brief description of business or functions*: MEMX Technologies LLC provides technology and other related services associated with the operation of national securities exchanges and other trading platforms, such as matching engine services across various asset classes, to third parties. MEMX Technologies provides such technology and services to third parties on a contractual basis and also expects to provide technology and services to MX2 LLC. Services included may include development services, infrastructure services, operational support and other functions. Depending on the scope of the contractual agreement, MEMX Technologies may be in possession of the Confidential Trading Information of other customers, including other customers regulated by the Securities and Exchange Commission. MEMX Technologies has implemented policies and procedures to ensure that such Confidential Trading Information is not available to personnel other than those providing services to third parties on behalf of MEMX Technologies and further that such Confidential Trading Information is handled appropriately by those who do have access to such information.

6. *A copy of the constitution*: Not applicable

7. *A copy of the articles of incorporation or association including all amendments*: Attached as <u>Exhibit C-6</u> is the Certificate of Formation of MEMX Technologies LLC dated October 3, 2018, and the Amended and Restated Certificate of Formation of MEMX Technologies LLC dated January 22, 2019.

8. *A copy of existing by-laws or corresponding rules or instruments:* Attached as <u>Exhibit C-7</u> is the First Amended and Restated Limited Liability Company Agreement of MEMX Technologies LLC dated February 19, 2020.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*: MEMX Technologies LLC's sole member and managing member is MEMX Holdings LLC.  Jonathan Kellner is the CEO of MEMX Technologies LLC.

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*:  Not applicable

## MEMX Execution Services LLC

1. *Name*:  MEMX Execution Services LLC
   *Address*:  382 NE 191<sup>st</sup> St., Suite 92178, Miami, Florida 33179

2. *Form of organization*: Limited Liability Company

3. *Name of state and statute citation under which organized, and date of incorporation in present form*: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on May 7, 2019.

4. *Brief description of nature and extent of affiliation*: MEMX Holdings LLC directly holds 99.5% of the equity of MEMX Execution Services LLC and 100% of the equity of MEMX SubCo LLC, which directly holds 0.5% of the equity of MEMX Execution Services LLC.

5. *Brief description of business or functions*: MEMX Execution Services LLC is registered with the Commission as a broker-dealer and is a member of FINRA. MEMX Execution Services LLC acts as the routing broker for MEMX LLC, and will act as the routing broker for MX2 LLC.

6. *A copy of the constitution*: Not applicable

7. *A copy of the articles of incorporation or association including all amendments*: Attached as <u>Exhibit C-8</u> is the Certificate of Formation of MEMX Execution Services LLC dated May 7, 2019.

8. *A copy of existing by-laws or corresponding rules or instruments*: Attached as <u>Exhibit C-9</u> is the First Amended and Restated Limited Liability Company Agreement of MEMX Execution Services LLC dated May 19, 2020.  Attached as <u>Exhibit C-10</u> is the proposed Second Amended and Restated Limited Liability Company Agreement of MEMX Execution Services LLC, which will be adopted shortly before the launch of the Exchange.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:*

MX2 LLC
Date of Filing/Accurate as of: April 8, 2025


The following persons are the directors of MEMX Execution Services LLC:

Jonathan Kellner
Lauren Strathman
Quito Zuba

The following persons are the officers of MEMX Execution Services LLC:

Jonathan Kellner (Chief Executive Officer)
Lauren Strathman (Chief Compliance Officer)
Anders Franzon (General Counsel and Secretary)
Megan Sauerwine (Controller and FINOP)
 TBD* (Chief Financial Officer)
Quito Zuba (Head of Market Operations)
*The Exchange is currently evaluating candidates for the position of Chief Financial Officer of MEMX Execution Services LLC.


10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable


## MEMX Digital Assets LLC

1. *Name*: MEMX Digital Assets LLC
   *Address*: 382 NE 191$^{st}$ St., Suite 92178, Miami, Florida 33179

2. *Form of organization*: Exempted Limited Liability Company (LLC)

3. *Name of state and statute citation under which organized, and date of incorporation in present form*: Bermuda Limited Liability Company Act 2016, on March 10, 2022.

4. *Brief description of nature and extent of affiliation*: MEMX Digital Assets LLC is a wholly-owned subsidiary of MEMX Holdings LLC.

5. *Brief description of business or functions*: MEMX Digital Assets LLC is an entity formed to receive and provide financial market data.

6. *A copy of the constitution*: Not applicable

7. *A copy of the articles of incorporation or association including all amendments*: Attached as Exhibit C-11 is the Certificate of Filing of MEMX Digital Assets LLC dated March 11, 2022.

MX2 LLC
Date of Filing/Accurate as of: April 8, 2025

8. *A copy of existing by-laws or corresponding rules or instruments*: Attached as <u>Exhibit C-12</u> is the Limited Liability Company Agreement of MEMX Digital Assets LLC dated February 28, 2022.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:* MEMX Digital Assets LLC's sole member and manager is MEMX Holdings LLC.

<u>Officers of MEMX Digital Assets LLC</u>

The following persons are the officers of MEMX Digital Assets LLC:

Jonathan Kellner (Chief Executive Officer)
TBD*  (Chief Financial Officer)
Anders Franzon (Secretary)
Megan Sauerwine (Controller)
*The Exchange is currently evaluating candidates for the position of Chief Financial Officer of MEMX Digital Assets LLC.*

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*:  Not applicable

**MEMX Labs LLC**

1. *Name*:  MEMX Labs LLC
   *Address*:  382 NE 191st St., Suite 92178, Miami, Florida 33179

2. *Form of organization*: Limited Liability Company

3. *Name of state and statute citation under which organized, and date of incorporation in present form*: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on June 1, 2023. MEMX Labs LLC was dormant until the adoption of the MEMX Labs Limited Liability Company agreement executed September 17, 2024.

4. *Brief description of nature and extent of affiliation:* MEMX Labs LLC is a wholly-owned subsidiary of MEMX Holdings LLC.

5. *Brief description of business or functions*:  MEMX Labs LLC is an entity formed for the purpose of holding intellectual property (such intellectual property originally may be developed or licensed by MEMX Labs LLC or developed by MX2 LLC, MEMX LLC, MEMX Technologies LLC, or MEMX Holdings LLC (or any affiliate thereof) and assigned to MEMX Labs LLC).  Such intellectual property relates to and may be used in the business and operations

of MX2 LLC, MEMX LLC, MEMX Technologies LLC and/or MEMX Holdings LLC. MEMX Labs LLC will license such intellectual property to MX2 LLC, MEMX LLC, MEMX Technologies LLC, and MEMX Holdings LLC as applicable. MEMX Technologies LLC may further license such intellectual property to third party clients.

6. *A copy of the constitution*: Not applicable

7. *A copy of the articles of incorporation or association including all amendments*: Attached as <u>Exhibit C-13</u> is the Certificate of Formation of MEMX Labs LLC dated June 1, 2023.

8. *A copy of existing by-laws or corresponding rules or instruments:* Attached as <u>Exhibit C-14</u> is the Limited Liability Company Agreement of MEMX Labs LLC dated September 17, 2024.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*: MEMX Labs LLC's sole member and managing member is MEMX Holdings LLC.

<u>Officers of MEMX Labs LLC</u>

The following persons are the officers of MEMX Labs LLC:

Jonathan Kellner (Chief Executive Officer)
TBD*  (Chief Financial Officer)
Anders Franzon (Secretary)
Megan Sauerwine (Controller)
*The Exchange is currently evaluating candidates for the position of Chief Financial Officer of MEMX Labs LLC.*

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*:  Not applicable

**<u>MEMX LLC</u>**

1. *Name:*  MEMX LLC
   *Address:*  382 NE 191st St., Suite 92178, Miami, Florida 33179

2. *Form of organization:*  Limited Liability Company

3. *Name of state, statute citation under which organized, and date of incorporation in present form:* Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on October 3, 2018, and amended and restated on January 22, 2019.

MX2 LLC
Date of Filing/Accurate as of:  April 8, 2025

4. *Brief description of nature and extent of affiliation*: MEMX Holdings LLC directly holds 99.5% of the equity of MEMX LLC and 100% of the equity of MEMX SubCo LLC, which directly holds 0.5% of the equity of MEMX LLC.

5. *Brief description of business or functions:* MEMX LLC operates as a national securities exchange registered with the Commission pursuant to Section 6(a) of the Securities Exchange Act of 1934. MEMX LLC currently functions in the same manner with respect to its equity market as is proposed for the operation of MX2 LLC, and MEMX LLC also operates an equity options market. The pricing for access to and use of MEMX LLC and the pricing for access to and use of MX2 LLC will differ. Other features of MEMX LLC and MX2 LLC may differ in the future, subject to necessary rule filings with the Commission.

6. *A copy of the constitution*:  Not applicable

7. *A copy of the articles of incorporation or association including all amendments:*  Attached as Exhibit C-15 is the Certificate of Formation of MEMX LLC dated October 3, 2018, and the Amended and Restated Certificate of Formation of MEMX LLC dated January 22, 2019.

8. *A copy of existing by-laws or corresponding rules or instruments:* Attached as Exhibit C-16 is the Second Amended and Restated Limited Liability Company Agreement of MEMX LLC, dated May 19, 2020.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Directors of MEMX LLC

The following persons are the directors of MEMX LLC:

Arianne Adams
Erica Attonito
Matthew Brennan
Barry Hochhauser
Jonathan Kellner
Deana Korby
Faris Matalka
Montes Piard
Hal Scott
Amy Wong


Observers of MEMX LLC
None


Officers of MEMX LLC

MX2 LLC
Date of Filing/Accurate as of:  April 8, 2025

The following persons are the officers of MEMX LLC:

TBD* (Chief Financial Officer)
Anders Franzon (General Counsel and Secretary)
Kerry Katz (Chief People Officer)
Jonathan Kellner (Chief Executive Officer)
Dominick Paniscotti (Chief Information Officer & Chief Technology Officer)
Crystal Reilly (Chief Risk Officer)
Adam Schwartz (Chief Regulatory Officer)
Lauren Strathman (Chief Compliance Officer)
Jamie Voto (Chief Information Security Officer)
Quito Zuba (Chief Operating Officer)
*The Exchange is currently evaluating candidates for the position of Chief Financial Officer of MEMX LLC.


Committees of MEMX LLC

The committees of MEMX LLC are listed below.

(1) Appeals Committee of MEMX LLC

The following Directors are members of the Appeals Committee of MEMX LLC:

Arianne Adams
Barry Hochhauser
Deana Korby


(2) Nominating Committee of MEMX LLC

The following persons are members of the Nominating Committee of MEMX LLC:

Dan Weingarten
Diana Didia
Kenneth Grossfield

(3) Member Nominating Committee of MEMX LLC

The following persons are members of the Member Nominating Committee of MEMX LLC:

Lauren Arbid
Matthew Healey
Brian Suth

(4) Regulatory Oversight Committee of MEMX LLC

MX2 LLC
Date of Filing/Accurate as of: April 8, 2025


The following Directors are members of the Regulatory Oversight Committee of MEMX LLC:

Hal Scott
Montes Piard
Amy Wong

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association:* Not applicable

MX2 LLC
Date of Filing/Accurate as of: April 8, 2025

**EXHIBIT J**

**A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:**

**1. Name.**

**2. Title.**

**3. Dates of commencement and termination of term of office or position.**

**4. Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).**

Directors of MX2 LLC

The Exchange Board will be composed of at least 10 directors. The Board shall consist of the Chief Executive Officer of the Exchange, and sufficient numbers of (A) Non-Industry Directors (including Independent Directors), (B) Industry Directors (including Investor Directors) and (C) Member Representative Directors (which shall not include Investor Directors) to meet the following composition requirements:

> (A) the number of Non-Industry Directors, including at least two (2) Independent Directors, shall equal or exceed the sum of the number of Industry Directors (including Investor Directors) and Member Representative Directors (which shall not include Investor Directors);

> (B) at least two (2) of the Non-Industry Directors shall also qualify as Independent Directors;

> (C) at least one of the Non-Industry Directors shall be representative of issuers and investors and not associated with an Exchange Member, a broker, or a dealer; and

> (D) the number of Member Representative Directors (which shall not include Investor Directors) shall be at least twenty percent (20%) of the Board.

Prior to the commencement of the operations of the Exchange, MEMX Holdings LLC will elect directors in accordance with the MX2 Amended and Restated LLC Agreement and the MEMX Holdings LLC Amended and Restated LLC Agreement, to serve as initial directors of the Exchange. The initial directors shall be appointed by MEMX Holdings LLC and shall serve until the first meeting of the Board of Directors of MEMX Holdings LLC following the approval of MX2 LLC as a national securities exchange by the Commission, which meeting shall be held within 90 days after the Exchange's application for registration as a national securities exchange is granted. The procedures outlined in Section 7.4 of the MX2 Amended and Restated Limited Liability Company Agreement shall be followed in order to elect Member Representative

MX2 LLC
Date of Filing/Accurate as of: April 8, 2025

Directors. Not less than sixty (60) days prior to the date announced as the date of the annual or special meeting of the Members of MX2 LLC for the purpose of election of Directors, the Member Nominating Committee shall report to the Nominating Committee and the Secretary of MX2 LLC the initial nominees for Member Representative Director positions on the Board that have been approved and submitted by the Member Nominating Committee. Subsequently, the Nominating Committee shall nominate those persons whose names have been approved and submitted by the Member Nominating Committee as Member Representative Directors pursuant to the provisions of Section 7.4 of the MX2 LLC Amended and Restated Limited Liability Company Agreement. The following persons listed below are expected to be the initial directors of MX2 LLC.

| Name | Classification | Commencement Date | Title/Business |
|---|---|---|---|
| Erica Attonito | Member Representative | | Head of Sales, Business Development, Hudson River Trading |
| Matthew Brennan | Industry/ Investor | | Head of U.S. ETF Secondary Market Trading, BlackRock |
| Arianne Adams | Member Representative | | Chief Strategy Officer, Webull Financial |
| Barry Hochhauser | Non-Industry/ Independent | | Consultant; Former Deputy Director, Central Review Group, Preliminary Investigations, FINRA |
| Jonathan Kellner | Industry/ CEO | | CEO, MX2 LLC |
| Deana Korby | Non-Industry/ Independent | | Vice President Finance, Investor Relations, IBM Corporation |
| Faris Matalka | Industry/ Investor | | Managing Director, Trading Operations, Charles Schwab & Co. |
| Montes Piard | Non-Industry/ Independent | | Vice President/Global Controller – Finance/Accounting, General Atlantic |
| Hal Scott | Non-Industry/ Independent | | Emeritus Nomura Professor of International Financial Systems, Harvard Law School |

MX2 LLC
Date of Filing/Accurate as of: April 8, 2025

| Amy Wong | Non-Industry/ Independent | | Retired; Former Chief Operating Officer, PDT Partners |
|---|---|---|---|

Officers of MX2 LLC

Officers shall serve until their successors are appointed by the Board in accordance with the Exchange LLC Agreement. Officers of the Exchange will serve at the direction of the Board of Directors. Officers of the Exchange will be appointed prior to the launch of the Exchange. The anticipated officers of the Exchange are listed below.

| Title | Name | Commencement Date | Termination Date |
|---|---|---|---|
| Chief Executive Officer | Jonathan Kellner | | |
| Chief Compliance Officer | Lauren Strathman | | |
| Chief Financial Officer | TBD | | |
| Chief Information Officer | Dominick Paniscotti | | |
| Chief Operating Officer | Quito Zuba | | |
| Chief Regulatory Officer | Adam Schwartz | | |
| Chief Risk Officer | Crystal Reilly | | |
| Chief Technology Officer | Dominick Paniscotti | | |
| Chief People Officer | Kerry Katz | | |
| General Counsel and Secretary | Anders Franzon | | |
| Chief Information Security Officer | Jamie Voto | | |

Committees of MX2 LLC

The Exchange anticipates that it will establish the Exchange Board committees listed below, each of which shall be comprised of at least three members.

Appeals Committee of MX2 LLC

MX2 LLC
Date of Filing/Accurate as of: April 8, 2025

| Name | Classification | Commencement Date | Title/Business |
|---|---|---|---|
| Arianne Adams | Member Representative | TBD | Chief Strategy Officer, Webull Financial |
| Deana Korby | Non-Industry/ Independent | TBD | Vice President Finance, Investor Relations, IBM Corporation |
| Barry Hochhauser | Non-Industry/ Independent | TBD | Consultant; Former Deputy Director, Central Review Group, Preliminary Investigations, FINRA |

Nominating Committee

| Name | Classification | Commencement Date | Title/Business |
|---|---|---|---|
| Dan Weingarten | Industry | TBD | Managing Director, Equities Prime Services / Correspondent Clearing, Oppenheimer & Co. Inc. |
| Diana Didia | Non-Industry/ Independent | TBD | Chief Information and Innovation Officer, AAA-ICDR |
| Kenneth Grossfield | Non-Industry/ Independent | TBD | Chief Administration Officer and GC, Strategic Investment Group |

Member Nominating Committee

| Name | Classification | Commencement Date | Title/Business |
|---|---|---|---|
| Lauren Arbid | Member Representative | TBD | Director, U.S. Head of Relationship Management, ABN AMRO Clearing USA |
| Brian Suth | Member Representative | TBD | Head of Electronic Trading, Evercore |
| Matthew Healey | Member Representative | TBD | Head of Equities, Webull Financial |

MX2 LLC
Date of Filing/Accurate as of:  April 8, 2025

Regulatory Oversight Committee

| Name | Classification | Commencement Date | Title/Business |
|---|---|---|---|
| Montes Piard | Non-Industry/ Independent | TBD | Vice President/Global Controller – Finance/Accounting, General Atlantic |
| Amy Wong | Non-Industry/ Independent | TBD | Retired; Former Chief Operating Officer, PDT Partners |
| Hal Scott | Non-Industry/ Independent | TBD | Emeritus Nomura Professor of International Financial Systems, Harvard Law School |